UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of	:
:
AMERICAN ELECTRIC POWER COMPANY, INC.	:	CERTIFICATE
Columbus, Ohio43215	:	OF
	:	NOTIFICATION
(70-5943)	:
:
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935	:
:

THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from July 1, 2005, through September 30, 2005, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. (“EquiServe”)], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 249,215 of the Company's Common Stock, at a total purchase price of $9,524,531.51 These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

AMERICAN ELECTRIC POWER COMPANY, INC.

By:	/s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer, Assistant Secretary

Dated: October 24, 2005

SCHEDULE I
To
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period July 1 - September 30, 2005

TRANSACTIONS THIS PERIOD:

ORIGINAL ISSUE SHARES

Period	Shares Issued	Price Per Share	Total Purchase Price

Total O/I Purchase	-0-		$-0-

OPEN MARKET PURCHASES

Date	Shares Purchased	Average Price Per Share	Total Purchase Price
07/05/05	6,098	37.126	226,394.35
07/12/05	4,675	38.948	182,081.90
07/19/05	5,646	38,726	218,647.00
07/26/05	5,719	38.397	219,592.44
08/02/05	4,763	38.420	182,994.46
08/09/05	4,033	37.456	151,060.05
08/16/05	2,997	37.169	111,395.49
08/23/05	3,353	37.014	124,107.94
08/30/05	2,925	36.798	107,634.15
09/06/05	6,381	38.072	242,937.43
09/06/05	26,198	38.157	999,637.09
09/07/05	26,364	38.102	1,004,521.13
09/08/05	26,190	38.147	999,069.93
09/09/05	26,129	38.398	1,003,301.34
09/12/05	29,156	38.435	1,120,610.86
09/13/05	3,631	38.161	138,562.59
09/13/05	29,412	38.210	1,123,832.52
09/14/05	30,531	38.391	1,172,115.62
09/30/05	3,375	39.285	132,587.89
09/27/05	1,639	38.711	63,447.33
Total O/M Purchase	249,215		$9,524,531.51

PAGE TWO
SCHEDULE I to CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period July 1 - September 30, 2005

CUMULATIVE SUMMARY OF TRANSACTIONS:

ORIGINAL ISSUE SHARES

	Shares Issued	Total Purchase Price

Totals from last report	47,773,594	$1,008,340,148.37
Transactions this period	-0-	-0-
Total Original Issue Shares	47,773,594	$1,008,340,148.37

OPEN MARKET PURCHASES

	Shares Issued	Total Purchase Price

Totals from last report	30,289,837	$956,251,091.66
Transactions this period	249,215	9,524,531.51
Total Open Market Shares	30,539,052	$965,775,623.17